14455 N. Hayden Road Scottsdale, AZ 85260

June 22, 2018

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Joyce Sweeney, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
(File No. 001-36904)
Ladies and Gentlemen:
GoDaddy Inc. (“GoDaddy”, the “Company”, “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 14, 2018 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on February 27, 2018 and the Company’s Form 10-Q for the quarterly period ended March 31, 2018 filed on May 9, 2018.
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response to the Staff’s comments.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1.
Please help us better understand the nature of the goods and services transferred to your customers in your domain name registration business. Tell us which services you have combined with others for the purposes of determining your performance obligations and which services you have treated as a separate performance obligation. Refer to ASC 606-10-25-21 and ASC 606-10-50-12 (c).

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in determining the services transferred to our customers in a domain name registration, we considered the nature of our promise to customers, the customers’ perspectives and expectations and the terms of our customer contracts.
Domain name industry background
There are three primary participants in the domain name registration process: the registry, registrar and registrant. The following information breaks down each role and how they work with one another:
A domain name registry is an organization that manages top-level domain names (“TLDs”), such as .com and .net, or country-code top-level domain names (“ccTLDs”), such as .us and .ca. Registries create domain name extensions, set the rules for that domain name and work with registrars to sell the right to utilize domain names to the public. Registries do not sell domain name registration services directly to registrants.

U.S. Securities and Exchange Commission
June 22, 2018

A registrar is an accredited organization, such as GoDaddy, that sells the right to utilize domain names to the public. Registrars have the ability to register domain names, including TLDs or ccTLDs, and are responsible for maintaining and providing updates to the Domain Name System (“DNS”). DNS translates easier to remember domain names into their underlying unique Internet Protocol (“IP”) addresses. An IP address is a numeric identifier that points all internet traffic to exactly where the content associated with the domain name lives, and is required in order for third parties to access the underlying content connected to a domain name.
A registrant is the person or company who registers a domain name. Registrants can manage their domain name’s settings through their registrar. When changes are made to the domain, their registrar will send the information to the registry to be updated and saved in the registry’s database. Registrants are bound by their contract with the registrar.
Domain name registrations may also be sold by a reseller. Resellers are not accredited, they are organizations that sell domain name registrations and other services provided by an accredited registrar. Resellers do not have any responsibility for maintaining or providing updates to the DNS associated with the domain names they sell. Registrars remain the responsible and accountable party for all domain name registrations sold by their resellers.
GoDaddy analysis
GoDaddy is a domain name registrar. For each domain registration service we provide, we have one performance obligation to our customers that consists of two promises: 1) to ensure the exclusive use of the domain name during the applicable registration term by registering the domain name with the registry and 2) to ensure the domain name is accessible and appropriately directed on the Internet by providing DNS services. DNS services include maintaining and updating our domain name servers to establish records linking the domain name to its underlying IP address, publishing information about the domain name and resolving queries to direct third parties to the content associated with the domain name. After the domain registration service contract term expires, the domain name can no longer be accessed or used, unless the registration is renewed.
In determining our performance obligation associated with the domain name registration service, we considered the following guidance:
ASC 606-10-25-19, which states:
A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.
The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

ASC 606-10-25-21, which states:
In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.
Furthermore, the Basis for Conclusions of ASU 2016-10, which states:
If two or more promises are capable of being distinct because the customer can derive some measure of benefit from each one individually, but the customer’s ability to derive the intended benefit from the contract significantly depends on the entity transferring all of those goods or services, those promises would need to be combined into a single performance obligation because they are not separately identifiable in the context of the contract.

U.S. Securities and Exchange Commission
June 22, 2018

In applying the above guidance, we determined the promises to our customers are capable of being distinct as they are capable of providing some measure of benefit to the customer either on their own or together with other resources that are readily available to the customer. However, we have determined the promises to our customers do not meet the criterion of being distinct within the context of our contracts. Our primary promises of the exclusive use of the domain over the registration term and the ability to access the content associated with this domain online are the inputs to a combined benefit (that is, a functional and recognized domain name on the Internet). We would not be able to fulfill our promises for the domain registration service by transferring each of the services individually as our customers could not obtain the intended benefit from the contract without us fulfilling both promises.
The domain name registration and DNS services work together and are highly interdependent and interrelated, pursuant to ASC 606-10-25-21(c). For each domain a customer registers and connects to the Internet, the integrated DNS services we provide and maintain are required for the domain name to properly link to its underlying content. Our customers would not benefit from exclusive rights to a domain name without users of the Internet being directed to the domain name through our DNS services, nor would our customers benefit from our DNS services without exclusive rights to a domain name. Accordingly, we concluded that each domain registration represents one service offering and is a single performance obligation to our customer.

2.
You disclose that revenue is recognized over the period which the performance obligations are satisfied. For domain name registration, please provide us with your analysis as to how you determined that domain name registration revenue should be recognized over time. Refer to ASC 606-10-25-27.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered ASC 606-10-25-23 through 25-30 and determined that our domain name registration services performance obligation is satisfied over time, as services are provided over the registration contract term, as described in our response to Comment 1. Pursuant to ASC 606-10-25-27(a), a customer simultaneously receives and consumes the benefits provided by our performance as we provide the domain registration service. Accordingly, revenue associated with domain name registration service is deferred and recognized ratably over the contract term, which is consistent with the pattern in which our customers receive and consume the benefits.

3.	Regarding the assets recognized from the costs to obtain a contract, please disclose the amount of related amortization expense recognized during the period. Refer to ASC 340-40-50-3(b).
RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and respectfully advises the Staff that assets recognized from the incremental costs of obtaining a contract with a customer, along with the resulting amortization expense, were immaterial during the quarter ended March 31, 2018. In future filings, we will include disclosure of such amounts, if material.

U.S. Securities and Exchange Commission
June 22, 2018

Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or nima@godaddy.com.
Sincerely,
/s/ Nima Kelly

Nima Kelly
Executive Vice President & General Counsel

cc:	Ray E. Winborne
GoDaddy Inc.

Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati